IAMGOLD CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD GOLD OPERATIONS POST 2012 RESERVES OF 11.3 MILLION OUNCES AND MEASURED AND INDICATED RESOURCES OF 22.6 MILLION OUNCES; NIOBIUM RESERVES INCREASE TO 1.8 BILLION KILOGRAMS

All dollar amounts are in U.S. dollars unless otherwise indicated.

Toronto, Ontario, February 20, 2013 – **IAMGOLD Corporation** ("IAMGOLD" or "the Company") today announced its 2012 year-end mineral reserve and resource statement. Highlights include:

- Attributable proven and probable gold reserves for the end of 2012 were 11.3 million ounces, compared to 13.3 million ounces at the end of 2011. Reserves were down by 2%, excluding Quimsacocha (1.7 million ounces) which was sold in 2012, and Rosebel updating its December 2011 reserves (net of 2012 depletion) until the ongoing Feasibility Study is finalized;
- Attributable measured and indicated resources (inclusive of reserves) for 2012 were 22.6 million ounces, a net increase of 24% or 4.4 million ounces from the end of 2011, primarily due to the acquisition and further infill and exploration drilling at Côté Gold;
- Attributable inferred resources at 6.1 million ounces increased by a net 0.3 million ounces in 2012;
- Probable mineral reserves of niobium for the end of 2012 increased slightly from a year earlier to 1,768 million kilograms of contained Nb_2O_5;
- Total indicated resources of Total Rare Earth Oxides ("TREO") was delineated by diamond drilling in 2012 and are now estimated at 531 million tonnes at an average grade of 1.64% TREO representing 8.7 billion kilograms of contained TREO. An additional 527 million tonnes of inferred resources at an average grade of 1.83% TREO representing 9.7 billion kilograms of contained TREO was delineated.

Steve Letwin, President and CEO of IAMGOLD, said, "Not only did the Company's estimated mineral resources increase in 2012, but the quality of those resources improved as we gained most of the additional resources in the Canadian province of Ontario where the probability of bringing them into production is high. At our continuing businesses, we continue extensive exploration drilling with the intent to increase our reserves, including at our Rosebel mine, where we also recently signed a new definitive agreement that will enable us to further extend our exploration activities into areas that have the potential to add further resources and reserves. In 2012, we started a much more extensive exploration program at Essakane, a program that will continue in 2013 with the prospect of unlocking additional resources from satellite areas such as Falagountou to the east and Gossey-Korizena to the west. At Westwood, we welcomed the increase in measured and indicated resource estimates and the declaration of a mineral reserve estimate. In addition, we continue to explore a stable of exploration plays in each of our regions of operation. In 2013, we will continue to evaluate the untapped economic potential of the substantial delineated reserves and resources Niobec and the adjacent REE zone"

The Company is reporting total attributable proven and probable gold reserves of 11.3 million ounces at the end of 2012 compared to 13.3 million ounces at the end of 2011. Excluding the 2012 sale of Quimsacocha, which accounted for 1.7 million ounces, reserves are down slightly by 2% from 2011. In light of the feasibility study currently underway at Rosebel and due out shortly, it was appropriate for 2012 to reflect Rosebel's December 2011 reserves, net of the year's depletion. A positive reconciliation adjustment for actual production versus the 2011 resource model was observed in 2012. The reserves and resources for Rosebel will be reviewed and updated as part of the feasibility study.

At the Essakane mine in Burkina Faso, attributable proven and probable mineral reserves decreased in 2012 by 0.2 million ounces (net of depletion) or 5% to 3.3 million ounces. Attributable measured and indicated mineral resources (inclusive of mineral reserves and depletion replacement) decreased by 0.1 million ounces to 4.2 million attributable ounces in 2012 compared to the end of 2011.

At the joint venture Sadiola Gold Mine in Mali, attributable proven and probable mineral reserves at the end of 2012 stood at 2.1 million ounces (net of depletion) compared to 2.3 million ounces a year earlier. The attributable measured and indicated mineral resources at the end of 2012 were 3.2 million ounces, a decrease of 0.3 million ounces compared to the prior year statement. The primary drivers for the changes relate to a higher cutoff grade used for the sulphide resource to be included in the Sadiola Sulphides Project.

Following positive results for the 2012 infill drilling program, the measured and indicated resource estimate on the Westwood Project in the Canadian province of Quebec increased by 73% to 533,000 ounces compared to 308,000 ounces one year earlier. The 2012 resource and reserve delineation drilling program was also successful at defining mineral reserves of 348,000 ounces in 940,000 tonnes averaging 11.5 g/t Au. The drilling program at Westwood is consistent with common practice for underground mines, in that the intention is to constantly build a reserve inventory for the two to four years ahead of current underground development. At the neighbouring Doyon Division, the reserve and resource estimate at the end of 2012 totaled 198,000 ounces of measured and indicated resources, including 71,000 ounces of reserves.

The Côté Gold project was acquired on June 21, 2012 from Trelawney Mining and Exploration Inc.   On October 4, 2012 IAMGOLD reported an indicated resource estimate of 3.6 million ounces in 131 million tonnes averaging 0.84 g/t Au and 4.7 million ounces of an inferred resource estimate in 165 million tonnes averaging 0.88 g/t Au, both using a 0.3 grams per tonne cut-off grade.

On January 22, 2013, IAMGOLD issued a revised mineral resource estimate for Côté Gold that was prepared in accordance with National Instrument 43-101 and incorporated assay results from an additional 85 drill holes (47,325 metres) since the October 4, 2012 estimate. The attributable indicated resource estimate for the Côté Gold project now stands at 7.0 million ounces in 269 million tonnes averaging 0.9 g/t Au and an inferred resource estimate of 965,000 ounces in 44 million tonnes averaging 0.7 g/t Au, both using the same 0.3 grams per tonne cut-off grade as above.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2012 year-end statement were estimated using a $1,400 per ounce gold price (unless otherwise indicated in the notes in Table 1) for mineral reserves and a $1,600 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1). For open pit operations, gold resources are constrained within an economic pit shell. For the 2011 year end mineral reserve and mineral resource statement, except for the joint venture mines of Sadiola and Yatela, a $1,200 per ounce gold price for mineral reserves and a $1,400 per ounce price for mineral resources were used.

NIOBIUM

The 2012 drilling programs were successful in adding new resources at the base of the block caving scenario. Measured and indicated resources at Niobec at the end of 2012 were estimated at more than 2.6 billion kilograms of contained niobium pentoxide at an average grade of 0.41% Nb_2O_5, an increase of 0.5 billion kilograms compared to the prior year. The indicated classification was revamped in 2012 using larger search ellipsoids (200 feet or 61 metres compared to 150 feet or 46 metres) based on the demonstrated continuity of the deposit and positive reconciliations over 36 years of continuous operation. The deposit remains open at depth.

As of December 31, 2012, based on the block caving scenario, the niobium probable mineral reserves have increased slightly to 1.8 billion kilograms of contained Nb_2O_5 compared to last year statement.

Note : Mineral reserves have been estimated as at December 31, 2012 using the block caving scenario using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb_2O_5 per tonne (before recovery) under the block caving scenario.

RARE EARTH ELEMENTS

IAMGOLD announced on February 2, 2012 that an inferred resource of 466.8 million tonnes at an average grade of 1.65% Total Rare Earth Oxides ("TREO") was estimated on the rare earth elements ("REE") zone adjacent to its Niobec niobium mine as a result of its 2011 exploration drilling program. The rare earth resource is located one kilometre north of its Niobec mine. In 2012, further drilling resulted in the delineation of indicated resources

estimated at 531 million tonnes at an average grade of 1.64% TREO representing 8.7 billion kilograms of contained TREO. An additional 527 million tonnes of inferred resources at an average grade of 1.83% TREO representing 9.7 billion kilograms of contained TREO have also been delineated. The deposit remains open at depth.

The deeper holes demonstrate that the brecciated and mineralized facies of the REE zone persists uninterrupted at depth, although the resource estimate is reported only to a depth of 700 metres below surface. The average grade is also increasing with depth as displayed by the inferred resources grading 1.83 % TREO compared to the indicated resources that have an average grade of 1.64% TREO covering the first 350 metres below surface.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological

characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold, Niobium and TREO Technical Information and Qualified Person/Quality Control Notes
The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and JORC. The "Qualified Person" responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Vice President, Geology & Resources for G Mining Services Inc. Réjean worked for 25 years with IAMGOLD Corporation and has an excellent knowledge of all the operations and projects. He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the

negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with five operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:
Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

Table 1: Mineral Reserves and Resources of Gold Operations

As at December 31, 2012	MINERAL RESERVES AND RESOURCES [1] [2] [3] [4]			
GOLD OPERATIONS	**Tonnes (000s)**	**Grade (g/t)**	**Ounces Contained (000s)**	**Attributable Contained Ounces (000s)**
Rosebel [5], Suriname				**(95%)**
Proven Reserves	107,192	1.0	3,489	3,315
Probable Reserves	69,191	1.0	2,243	2,130
Subtotal	**176,383**	**1.0**	**5,732**	**5,445**
Measured Resources	149,557	1.0	4,598	4,368
Indicated Resources	102,707	1.0	3,221	3,060
Inferred Resources	13,027	0.7	282	268
Essakane [6], Burkina Faso				**(90%)**
Probable Reserves	114,377	1.0	3,659	3,293
Subtotal	**114,377**	**1.0**	**3,659**	**3,293**
Measured Resources	6,071	0.9	178	160
Indicated Resources	149,172	0.9	4,439	3,996
Inferred Resources	25,698	0.8	697	627
Sadiola [7], Mali				**(41%)**
Proven Reserves	5,398	1.3	225	92
Probable Reserves	84,899	1.8	4,990	2,046
Subtotal	**90,297**	**1.8**	**5,215**	**2,138**
Measured Resources	17,290	0.9	512	210
Indicated Resources	125,647	1.8	7,275	2,983
Inferred Resources	26,812	1.7	1,447	593
Yatela [8], Mali				**(40%)**
Proven Reserves	120	1.4	6	2
Probable Reserves	640	3.6	74	30
Subtotal	**760**	**3.3**	**80**	**32**
Measured Resources	1,316	0.7	28	11
Indicated Resources	1,260	3.0	123	49
Inferred Resources	928	2.4	72	29
Côté Gold [9], Canada				**(92.5%)**
Indicated Resources	269,300	0.9	7,606	7,035
Inferred Resources	43,800	0.7	1,043	965
Doyon Division [10], Canada				**(100%)**
Proven Reserves	155	12.4	62	62
Probable Reserves	21	13.4	9	9
Subtotal	**176**	**12.5**	**71**	**71**
Measured Resources	470	6.9	104	104
Indicated Resources	730	4.0	94	94
Inferred Resources	1,735	6.3	353	353

As at December 31, 2012				MINERAL RESERVES AND RESOURCES [1] [2] [3] [4]
GOLD OPERATIONS	**Tonnes (000s)**	**Grade (g/t)**	**Ounces Contained (000s)**	**Attributable Contained Ounces (000s)**
Westwood [11], Canada				**(100%)**
Proven Reserves	267	7.6	65	65
Probable Reserves	673	13.1	283	283
Subtotal	**940**	**11.5**	**348**	**348**
Measured Resources	277	7.5	67	67
Indicated Resources	1,117	13.0	466	466
Inferred Resources	9,589	10.6	3,258	3,258
TOTAL				
Proven & Probable Reserves	382,933	1.2	15,105	11,327
Meas. & Indicated Resources	824,914	1.1	28,711	22,603
Inferred Resources	121,589	1.8	7,152	6,093

[1] Measured and indicated resources are inclusive of proven and probable reserves.

[2] In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves.

[3] In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

[4] Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards".

[5] Rosebel mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2011 using a $1,400/oz gold price and have been estimated in accordance with NI 43-101.

[6] Essakane mineral reserves have been estimated as of December 31, 2012 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2012 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101.

[7] Mineral reserves at Sadiola have been estimated as of December 31, 2012 using an average of $1,185/oz gold price and mineral resources have been estimated as of December 31, 2012 using a $2,000/oz gold price and have been estimated in accordance with JORC code.

[8] Mineral reserves at Yatela have been estimated as of December 31, 2012 using a $1,300/oz gold price and mineral resources have been estimated as of December 31, 2012 using a $1,300/oz gold price and have been estimated in accordance with JORC code.

[9] Côté Gold mineral resources have been estimated as of December 31, 2012 using a $1,600/oz gold price and have been estimated in accordance with NI 43-101 by Roscoe Postle and Associates Inc.

[10] The Doyon Division includes mineral reserves from the Mouska Gold Mine and resources from both the Doyon and Mouska Gold Mines. Mineral reserves at Mouska have been estimated as of December 31, 2012 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2012 using $1,600/oz gold price and have been estimated in accordance with NI 43-101.

[11] Westwood mineral reserves have been estimated as of December 31, 2012 using a $1,400/oz gold price and mineral resources have been estimated as of December 31, 2012 using a 6.0 grams per tonne gold cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

Table 2: Mineral Reserves and Resources of Niobium Operation

As at December 31,2012	MINERAL RESERVES AND RESOURCES [1] [2] [3] [4] [5] [6]		
NIOBIUM OPERATION	**Tonnes (000s)**	**Grade Nb_2O_5 (%)**	**Contained Nb_2O_5 (million kilograms)**
Niobec, Quebec			**(100%)**
Probable Reserves	422,900	0.42	1,768
Measured Resources	291,631	0.44	1,271
Indicated Resources	344,158	0.38	1,292
Inferred Resources	83,763	0.31	263

[1] Measured and indicated resources are inclusive of probable reserves.

[2] In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

[3] Mineral reserves have been estimated as at December 31, 2012 under the block caving scenario using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb_2O_5 per tonne (before recovery) under the block caving scenario.

[4] There is a large volume of the material within the planned block caving that has a Measured Resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a Probable classification has been applied to the reserve because of the uncertainty.

[5] A small amount of Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. A conservative 0% Nb_2O_5 was applied to that material.

[6] Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.

Table 3: Mineral Resources of the Rare Earth Project

As at December 31,2012	MINERAL RESOURCES [1] [2] [3]		
	Tonnes (000s)	**Grade TREO (%)**	**Contained TREO (million kilograms)**
St-Honoré, Quebec			**(100%)**
Indicated Resources	531,000	1.64	8,730
Inferred Resources	527,000	1.83	9,652

[1] In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

[2] The inferred resources are presented in situ using 0.5% TREO cutoff grade and are unconstrained by whittle shell or mining design. The indicated resources are limited to 350 metres below surface and the Inferred resources are limited to 700 metres below surface.

[3] Mineral resources have been estimated in accordance with NI 43-101.